787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

June 5, 2017

VIA EDGAR

Samantha Brutlag, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Managed Account Series – Advantage Global SmallCap Fund and Mid Cap Dividend Fund

Post-Effective Amendment No. 24 under the Securities Act of 1933 and Amendment No. 26 under the Investment Company Act of 1940 to Registration Statement on Form N-1A

(File Nos. 333-124463 and 811-21763)

Dear Ms. Brutlag:

On behalf of Managed Account Series (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on May 24, 2017 regarding Post-Effective Amendment No. 24 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, and Amendment No. 26 under the Investment Company Act of 1940, as amended, which was filed with the Commission on April 10, 2017, with respect to the Advantage Global SmallCap Fund and the Mid Cap Dividend Fund, series of the Registrant.

The Staff’s comments have been restated below in italicized text. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. A Post-Effective Amendment to the Registration Statement, which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, will be filed at a later date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

June 5, 2017

Comment No. 1:	With respect to the sections entitled “Key Facts About Advantage Global SmallCap Fund – Fees and Expenses of the Fund” and “Key Facts About Mid Cap Dividend Fund – Fees and Expenses of the Fund,” please provide the Staff with completed fee tables and expense examples in the Response Letter at least one week before the Post-Effective Amendment goes effective.

Response No. 1:	The requested information is provided below in Appendix A.

Comment No. 2:	Please clarify in the first footnote or in a footnote of the fee table in the sections entitled “Key Facts About Advantage Global SmallCap Fund – Fees and Expenses of the Fund” and “Key Facts About Mid Cap Dividend Fund – Fees and Expenses of the Fund” that the fee table does not reflect the fees charged at the wrap account level.

Response No. 2:	The requested change has been made. See Appendix A.

Comment No. 3:	Please revise footnote no. 2 of the fee table in the sections entitled “Key Facts About Advantage Global SmallCap Fund – Fees and Expenses of the Fund” and “Key Facts About Mid Cap Dividend Fund – Fees and Expenses of the Fund” to delete the reference to “extraordinary expenses.” “Extraordinary expenses” is an accounting term that refers to an event or transaction that is unusual or infrequent – not expenses such as divided expense, interest expense or acquired fund fees and expenses, which are incurred in the usual course of business. Also, please add the required terms regarding the length of the contract, which must be for 1 year from the date that the Post-Effective Amendment goes effective, who can terminate (usually the board of directors) and recoupment terms if the expenses may be recouped.

Response No. 3:	“Extraordinary expenses” is the term used in the fee waiver agreement. For these purposes, “extraordinary expenses” include dividend expense, interest expense, acquired fund fees and expenses and certain other Fund expenses. Accordingly, the Registrant believes that the disclosure regarding the types of fees and expenses that are not included in the fee waiver is relevant and meaningful disclosure to provide to investors. The Registrant therefore respectfully declines to revise the above-referenced sentence as requested with respect to extraordinary expenses.

With respect to the term of the fee waiver agreement, the Registrant has revised footnote no. 2 of each Fund’s fee table as requested. See Appendix A. Lastly, the Registrant submits that the fee waiver agreement contains no provisions with respect to termination or recoupment, and, therefore, the Registrant has not revised footnote no. 2 with respect to these terms.

Comment No. 4:	In the section entitled “Key Facts About Advantage Global SmallCap Fund – Principal Investment Strategies of the Fund,” the Staff notes that derivatives are

June 5, 2017

part of the Fund’s 80% test. Please confirm to the Staff that the derivatives included as part of the Fund’s 80% test will only be valued marked-to market rather than notional value under normal circumstances.

Response No. 4:	The Registrant confirms that the derivatives included as part of the Fund’s 80% test will be valued marked-to market rather than notional value under normal circumstances.

Comment No. 5:	In the section entitled “Key Facts About Advantage Global SmallCap Fund – Principal Investment Strategies of the Fund,” please define the term “small cap.”

Response No. 5:	The requested change has been made.

Comment No. 6:	In the section entitled “Key Facts About Advantage Global SmallCap Fund – Principal Investment Strategies of the Fund,” the second to last sentence of the first paragraph mentions convertible securities. Please confirm whether they are part of the Fund’s 80% test. An equity fund can include convertible debt securities in the 80% basket of equity securities if the convertible debt is “in the money.” If the convertible debt was “in the money” when it was purchased, any subsequent change to “out of the money” would not require the debt to be excluded from the 80% basket.

Response No. 6:	The Registrant confirms that convertible securities are part of the Fund’s 80% test.

Comment No. 7:	In light of the July 30, 2010 letter from Barry Miller, Associate Director of the Commission’s Office of Legal and Disclosure, to the Investment Company Institute, each Fund should review its derivative disclosure to assess the accuracy and completeness of the disclosure, including whether the disclosure is presented in an understandable manner using plain English, to ensure that the disclosure related to derivatives is tailored specifically to how the Fund expects to be managed and should address those strategies that the Fund expects to be the most important means of achieving its objective and that it anticipates will have a significant effect on its performance.

Response No. 7:	The Registrant has reviewed the disclosure contained in the Funds’ prospectus regarding their proposed use of derivative instruments and the related risks and believes that such disclosure is accurate and complete and presented in an understandable manner.

Comment No. 8:	In the section entitled “Key Facts About Advantage Global SmallCap Fund – Principal Risks of Investing in the Fund,” the Staff notes that “Emerging Markets Risk” is a principal risk of the Fund. Please clarify in the section entitled “Key Facts About Advantage Global SmallCap Fund – Principal Investment Strategies of the Fund,” that the Fund may invest in emerging markets.

June 5, 2017

Response No. 8:	The requested change has been made.

Comment No. 9:	In the section entitled “Key Facts About Mid Cap Dividend Fund – Principal Investment Strategies of the Fund,” please confirm whether the Mid Cap Dividend Fund intends to invest in securities of emerging market countries. If so, please disclose and add a corresponding risk, and if not, please clarify.

Response No. 9:	The Registrant confirms that the Fund will not invest in emerging markets as part of its principal investment strategies; however, the Registrant respectfully declines to make the requested change to the disclosure. Item 4(a) of Form N-1A requires the Fund to disclose only its principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally), and not those in which the Fund will not principally invest. In addition, Instruction 3 to Item 9(b) states that a “negative strategy” (i.e., a strategy not to invest in a particular type of security) is not a principal investment strategy.

Comment No. 10:	In the section entitled “Details About the Funds – Investment Risks,” please add parentheticals after those risk factors without parentheticals to clarify that they apply to both Funds.

Response No. 10:	The Registrant has added the following sentence to the end of the first paragraph of the above-referenced section: “Each risk noted below is applicable to each Fund unless the specific Fund or Funds are noted in a parenthetical.”

*    *    *    *    *    *     *    *    *    *

Please do not hesitate to contact me at (212) 728-8037 if you have comments or if you require additional information regarding the Funds.

Respectfully submitted,

/s/ Stacey P. Ruiz
Stacey P. Ruiz

cc:	Ben Archibald, Esq., BlackRock Advisors, LLC

Gladys Chang, Esq., BlackRock, Inc.

Eugene Drozdetski, Esq., BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher, LLP

June 5, 2017

Appendix A

ADVANTAGE GLOBAL SMALLCAP FUND

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	Advantage Global SmallCap Fund
Maximum Sales Charge (Load) Imposed on Purchases (as percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as percentage of offering price or redemption proceeds, whichever is lower)	None

Annual Fund Operating Expenses[1] (expenses that you pay each year as a percentage of the value of your investment)	Advantage Global SmallCap Fund
Management Fee	0.85%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.29%
Total Annual Fund Operating Expenses	1.14%
Fee Waivers and/or Expense Reimbursements[2]	(1.14)%
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements[2]	0.00%

[1]	The Fund is an investment option for certain “wrap-fee” or other separately managed account program clients for which BlackRock Investment Management, LLC or certain of its affiliates (individually or collectively referred to as “BIM LLC”) receives compensation pursuant to an investment management agreement. Wrap-fee program participants pay a “wrap” fee to the sponsor of the program which typically covers investment advice and transaction costs on trades executed with the sponsor or a designated broker-dealer. You should read carefully the wrap-fee or other program brochure provided to you by your program sponsor or investment adviser. The brochure is required to include information about the fees charged to you and, in the case of a wrap-fee program, the fees paid by the sponsor to BIM LLC. You pay no additional fees or expenses to purchase or redeem shares of the Fund. Annual Fund Operating Expenses do not reflect the fees charged by the wrap fee program.
[2]	As described in the “Management of the Funds” section of the Fund’s prospectus on page 24, BlackRock Advisors, LLC (“BlackRock”) has contractually agreed to waive all fees and pay or reimburse all expenses of the Fund, except extraordinary expenses, for as long as shares of the Fund may be purchased and held only by or on behalf of separately managed account clients who have retained BlackRock to manage their accounts pursuant to an investment management agreement with BlackRock and/or a managed account program sponsor. Extraordinary expenses may include Dividend Expense, Interest Expense, Acquired Fund Fees and Expenses and certain other Fund expenses.

June 5, 2017

Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Advantage Global SmallCap Fund	$0	$0	$0	$0

MID CAP DIVIDEND FUND

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	Mid Cap Dividend Fund
Maximum Sales Charge (Load) Imposed on Purchases (as percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as percentage of offering price or redemption proceeds, whichever is lower)	None

Annual Fund Operating Expenses[1] (expenses that you pay each year as a percentage of the value of your investment)	Mid Cap Dividend Fund
Management Fee	0.65%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.18%
Total Annual Fund Operating Expenses	0.83%
Fee Waivers and/or Expense Reimbursements[2]	(0.83)%
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements[2]	0.00%

[1]	The Fund is an investment option for certain “wrap-fee” or other separately managed account program clients for which BlackRock Investment Management, LLC or certain of its affiliates (individually or collectively referred to as “BIM LLC”) receives compensation pursuant to an investment management agreement. Wrap-fee program participants pay a “wrap” fee to the sponsor of the program which typically covers investment advice and transaction costs on trades executed with the sponsor or a designated broker-dealer. You should read carefully the wrap-fee or other program brochure provided to you by your program sponsor or investment adviser. The brochure is required to include information about the fees charged to you and, in the case of a wrap-fee program, the fees paid by the sponsor to BIM LLC. You pay no additional fees or expenses to purchase or redeem shares of the Fund. Annual Fund Operating Expenses do not reflect the fees charged by the wrap fee program.

June 5, 2017

[2]	As described in the “Management of the Funds” section of the Fund’s prospectus on page 24, BlackRock Advisors, LLC (“BlackRock”) has contractually agreed to waive all fees and pay or reimburse all expenses of the Fund, except extraordinary expenses, for as long as shares of the Fund may be purchased and held only by or on behalf of separately managed account clients who have retained BlackRock to manage their accounts pursuant to an investment management agreement with BlackRock and/or a managed account program sponsor. Extraordinary expenses may include Dividend Expense, Interest Expense, Acquired Fund Fees and Expenses and certain other Fund expenses.

Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Mid Cap Dividend Fund	$0	$0	$0	$0